

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

Via E-Mail
Jonathan Hoak
Senior VP and General Counsel
Flextronics International, LTD.
No. 2 Changi South Lane
Singapore 486123

Re: **Flextronics International, LTD.**
        Form 10-K for the Fiscal Year Ended March 31, 2011
        Filed May 23, 2011
        File No. 000-23354

Dear Mr. Hoak:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief